Exhibit 99.1

Nuvini Group Announces Term Sheet for the Acquisition of B2B SaaS Platform Munddi

~ Strengthens Portfolio with Strategic Expansion in Latin America ~

~ First of Four Anticipated Acquisitions in 2025 ~

NEW YORK, March 18, 2025 (GLOBE NEWSWIRE) -- Nuvini Group Limited (Nasdaq: NVNI) (“Nuvini” or the “Company”), a leading acquirer of private B2B SaaS companies in Latin America, today announced that it has entered into a term sheet (the “Term Sheet”) for the acquisition of Munddi Soluções em Tecnologia Ltda. – ME (“Munddi”), an online platform that connects brands with consumers, suppliers, and retail chains based in São Paulo, Brazil. This acquisition, if completed, will mark the first of four planned for 2025 as part of Nuvini’s ongoing expansion strategy. The transaction is expected to close in approximately 60 days, subject to the execution of the relevant definitive transaction documents and the satisfaction of applicable conditions precedent.

“The acquisition of Munddi is a perfect fit for our portfolio and a strong start to our 2025 acquisition pipeline,” said Pierre Schurmann, CEO of Nuvini. “Munddi’s platform aligns seamlessly with our existing companies, including Onclick, Leadlovers, and Mercos, creating new synergies that drive revenue growth and enhance our ecosystem of B2B SaaS solutions. We remain committed to our strategy of acquiring, managing, and scaling companies that add strategic value to our network.”

Strategic Fit & Growth Potential

After the acquisition, Munddi will strengthen Nuvini’s growing ecosystem of SaaS businesses, particularly in retail and supply chain solutions. Its integration with Onclick, Leadlovers, and Mercos will unlock cross-selling opportunities, optimize business intelligence, and expand service offerings for Latin American enterprises.

About Munddi

Founded in 2015, Munddi helps small retailers acquire new customers by providing strategic insights and facilitating online product sourcing from regional suppliers. The platform empowers both manufacturers and retailers with data-driven business opportunities, streamlining the connection between buyers and sellers in the retail supply chain.

About Nuvini

Headquartered in São Paulo, Brazil, Nuvini is Latin America’s leading private serial acquirer of B2B SaaS companies. The company focuses on acquiring profitable, high-growth SaaS businesses with strong recurring revenue and cash flow generation. By fostering an entrepreneurial environment, Nuvini enables its portfolio companies to scale and maintain leadership within their respective industries. The company’s long-term vision is to buy, retain, and create value through strategic partnerships and operational expertise.

Disclaimer and Forward-Looking Statements

Any obligation of the Company under the Term Sheet is subject to, among other things, the execution of the relevant definitive transaction documents, the result of a due diligence on Munddi, the satisfaction of conditions precedent for a transaction of this nature. There can be no assurance that any definitive transaction agreements will be entered into or that the potential Munddi acquisition will be consummated on the terms set forth herein, or at all. Therefore, it is possible that such potential acquisition may never occur.

Statements about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the potential Munddi acquisition and the Term Sheet, including the Concurrent Investment and the other terms thereof. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, without limitation: the Company’s ability to negotiate and enter into a definitive agreement with respect to the potential Munddi acquisition or any other alternative proposals on terms satisfactory to the Company, as well as the desirability of any such potential Munddi acquisition compared to alternatives which may be available to the Company; if a definitive agreement is reached, the Company’s ability to complete the potential acquisition on the anticipated timeline or at all; general market conditions that could affect the consummation of the potential acquisition; if definitive documents with respect to a potential acquisition are executed, whether the parties will achieve any of the anticipated benefits of any such Proposed Transaction; and other factors discussed in the “Risk Factors” section of the Company’s Quarterly and Annual Reports filed with the SEC, and the risks described in other filings that the Company may make with the SEC. Any forward-looking statements speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Relations Contact
Sofia Toledo
ir@nuvini.co

MZ North America
NVNI@mzgroup.us